

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 5, 2009

<u>Via U.S. Mail and Facsimile (702) 784-7601</u>

Mr. Carlos Alcantara
Chief Executive Officer
Alcantara Brands Corporation
3753 Howard Hughes Parkway
Suite 200
Las Vegas, NV 89169

> **Re: Alcantara Brands Corporation**
> **Item 4.01 Form 8-K/A**
> **Filed September 18, 2009**
> **Item 4.01 Form 8-K/A**
> **Filed October 27, 2009**
> **File No. 333-149804**

Dear Mr. Alcantara:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A No.3 filed October 27, 2009

1.   We have reviewed your amended Form 8-K and correspondence filed October 27, 2009. We reissue the comment 1 in our comment letter dated September 22, 2009. Please revise your disclosure to explicitly state that Lawrence Scharfman Co. CPA PC *resigned* as your independent accountant on May 11, 2009. We refer you to the guidance at Item 304(a)(1)(i) of Regulation S-K.

<u>Closing Comments</u>

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Suying Li at (202) 551-3335, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

     Sincerely,

     Chris White
     Branch Chief

cc: Donald J. Stoecklein, Esq., Stoecklein Law Group (619-704-1325)